

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

November 14, 2008

By facsimile to (212) 688-7273 and U.S. Mail

Mr. Deli Du
President and Chief Executive Officer
China Solar & Clean Energy Solutions, Inc.
Building 3, No. 28, Feng Tai North Road
Beijing, People's Republic of China 100071

Re:     China Solar & Clean Energy Solutions, Inc.
        Pre-effective Amendment 5 to Registration Statement on Form S-1
        Filed November 6, 2008
        File No. 333-150233
        Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31,
        2007
        Filed November 6, 2008
        File No. 0-12561

Dear Mr. Du:

   We reviewed the filings and have the comments below.

### FORM S-1/A#5 FILED ON NOVEMBER 6, 2008

General

1.  Please update the financial statements and corresponding financial information included to
    comply with Rule 8-08 of Regulation S-X.

Pro Forma Financial Information

Notes B and D, page F-119

2.  We note your response to prior comment 3.  Please provide us with a comprehensive explanation as to why the weighted average ordinary shares outstanding for purposes of calculating diluted earnings per shares is different than the amount included in your response to comment 7 of your letter dated October 1, 2008.  You should clearly explain each difference.

3.  It is not clear why the historical amounts included in note B are not the same as those reported on your restated statement of operations for the year ended December 31, 2007.  Please revise as necessary.

4.  We note your response to prior comment 4.  It remains unclear how the impact of the 2008 Private Placement is reflected in your determination of pro forma basic and diluted earnings per share for the six months ended June 30, 2008.  Please clearly disclose in your notes to the pro forma financial information.

5.  Please provide a reconciliation between your historical and pro forma weighted average shares outstanding for purposes of calculating basic earnings per share for the six months ended June 30, 2008.  Specifically, please clearly disclose the difference between the 9,894,520 and 11,338,058 share amounts.


### FORM 10-KSB/A#1 FOR THE YEAR ENDED DECEMBER 31, 2007

General

Item 8AT.  Controls and Procedures, page 32

6.  In the Form 8-K filed on November 6, 2008, you state that on October 27, 2008 the Audit Committee received a letter from Cordovano and Honeck LLP advising the committee of the material weakness related to the calculation of diluted net income per share.  We remind you that Item 308T(a)(3) of Regulation S-B states that management is not permitted to conclude that internal controls over financial reporting are effective if there are one or more material weaknesses.  Please advise or revise as necessary in an amendment to your Form 10-KSB.

Report of Independent Registered Public Accounting Firm, page F-3

7.  The report included in your Form S-1/A#5 on page F-20 indicates that the report is dual dated for Note 2 as well as Notes 11 and 17.  The report included in the Form 10-KSB/A#1 is only dual dated for Notes 11 and 17.  It is not clear why the report dates in the Form 10-KSB would not be consistent with the report dates in the Form S-1.  Please arrange with your auditor to revise as necessary.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc:     United Corporate Services, Inc.
        202 South Minnesota Street
        Carson City, NV 89703

        Darren L. Ofsink, Esq.
        Guzov Ofsink LLC
        600 Madison Avenue, 14th Floor
        New York, NY 10022